October 7, 2010

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Frisch’s Restaurants, Inc.

Form 10-K Filed July 30, 2010

Definitive Proxy Statement on Schedule 14A Filed August 27, 2010

File No. 001-07323

Dear Mr. Webb:

I respond on behalf of Frisch’s Restaurants, Inc. (the “Company”) to the comments in your September 27, 2010 as follows:

Form 10-K

Signatures, page 75

1.	Please confirm to us that in future filings your Form 10-K will be signed by your chief financial officer and controller or principal accounting officer in those capacities.

RESPONSE: The Company’s Form 10-K was signed by its Chief Financial Officer, who is also the Company’s Principal Financial Officer and Principal Accounting Officer. The Company confirms that in future filings it will clarify that the Chief Financial Officer is also the Company’s Principal Financial Officer and Principal Accounting Officer and is signing the report in all of those capacities.

Definitive Proxy Statement on Schedule 14A

General

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE: The Company owns/operates full service family-style “Big Boy” restaurants and grill buffet-style “Golden Corral” restaurants. At its June 22, 2010

Mr. Max A. Webb

October 7, 2010

meeting, pursuant to Item 402(s) of Regulation S-K, the Compensation Committee, in conjunction with its discussion about and finalization of the Compensation Discussion and Analysis section of the Proxy Statement, considered whether the Company’s compensation policies and practices for all employees created risks that were reasonably likely to have a material adverse effect on the Company. The Committee reviewed and discussed several factors, including that there is not a specific business unit of the Company that carries a significant portion of the Company’s risk profile, the compensation policies and practices are the same for all business units of the Company, compensation expense is not a significant percentage of the revenues of any business unit, and there are no policies and practices that vary significantly from the overall risk and reward structure of the Company. In addition, as a restaurant business, there are no features of the Company’s compensation policies and practices that incentivize its employees to create risks that are reasonably likely to have a material adverse effect on the Company. Also, outside consultants, Management Performance International, Inc. and Towers Watson & Co., are engaged to provide the Committee with relevant market data and analysis and compensation recommendations to ensure the Company’s compensation policies and practices are not outside of the standards in the industry. Based upon its review, the Compensation Committee made the determination that the Company’s compensation policies and practices for all employees did not create risks that were reasonably likely to have a material adverse effect on the Company.

The Committee reported its analysis and conclusion to the full Board of Directors at its June 23, 2010 meeting, and the full Board unanimously concurred with the Committee’s conclusion. Accordingly, no disclosure was made in the Proxy Statement pursuant to Item 402(s) of Regulation S-K.

Nominees For Election of Directors To Serve Until the 2012 Meeting, page 6

3.	Please refer to your disclosure on pages 6 and 7 that describes the business experience of Ms. Karen F. Maier, Mr. Craig F. Maier, and Mr. Donald H. Walker. Please confirm to us that in future filings you will describe the specific experience, qualifications, attributes or skills of all your directors. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The Company confirms that in future filings it will describe the specific experience, qualifications, attributes or skills of all directors, both nominees and incumbents, pursuant to Item 401(e) of Regulation S-K.

Compensation, Objectives and Strategy, page 10

4.	We note your disclosure that your “pay data is benchmarked against the restaurant industry, using regional/national data for restaurant chains with comparable revenue and total units.” If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Max A. Webb

October 7, 2010

RESPONSE: The Company confirms that in future filings it will list the companies to which it benchmarks and disclose the degree to which the Compensation Committee considered such comparable companies.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig F. Maier
Craig F. Maier
Chief Executive Officer

cc:	Donald H. Walker

Chief Financial Officer